SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

FINANCIAL PERFORMANCE AND LIQUIDITY – PARENT COMPANY - 3Q10

Analysis of Results

It is important to note that all the lines were affected mainly by the mergers in 2009.

Net Revenue was R$1,359.5 million in 9M10, compared to R$229.3 million in 9M09, due to the mergers in the period and the expansion of the subscriber base.

Operating Costs (including total depreciation and amortization) amounted to R$885.9 million in 9M10, as against R$126.9 million in 9M09. As a percentage of net revenue, these costs climbed from 55.3% in 2009 to 65.2% in 2010, mainly as a result of costs related to programming, internet access, call center operations, personnel and benefits, and the mergers in the period.

Selling Expenses rose from R$51.3 million in 9M09 to R$172.0 million in 9M10. As a percentage of net revenue, these expenses fell from 22.4% in 2009 to 12.7% in 2010.

General and Administrative Expenses came to R$199.6 million year-to-date, from R$53.2 million in 9M09, mainly due to the increase in Personnel and Benefits expenses caused by the collective bargaining agreement, higher IT infrastructure expenses in order to improve the quality of the services, and especially, the mergers in the period.

Other Expenses increased from R$1.7 million in 9M09 to a positive balance of R$3.2 million in 9M10.

Financial Expenses declined from a positive balance of R$104.4 million in 9M09 to a negative balance of R$202.5 million in 9M10. This variation is due to a reversal of the PIS/COFINS tax provision on the amplified calculation base in 3Q09, in turn due to a technical opinion issued by the Institute of Independent Auditors of Brazil (IBRACON) which considered the amplification of the calculation base for all the revenues unconstitutional and hence it was determined that the tax be levied only on the amount billed. Moreover, the foreign exchange gain in 2009 on the dollar-denominated debt in view of the Brazilian Real’s appreciation in the period also influenced the account balance.

Financial Revenue increased from R$14.2 million in 9M09 to R$82.7 million in 9M10. In addition to the higher cash and cash equivalents, starting December 2009, NET began to recognize the interest revenue received from Embratel under the IRU agreement.

Income Tax and Social Contribution, current and deferred, was an expense of R$ 38.4 million in 9M10, as against a gain of R$ 144.6 million in 9M09, due to the incorporation of subsidiaries, which enabled a more efficient use of tax credits and by the recognition in 2009 of the tax credits that were not booked till then and which could be used after said corporate restructuring.

Liquidity

Gross debt, which includes principal and interest, ended September 2010 at R$1,871.2 million, 8% down from December 2009. Short-term debt corresponded to 3.4% of total debt.

Cash and Cash Equivalents totaled R$570.6 million at the end of September 2010, as against R$760.5 million in December 2009. At the close of September 2010, Net Debt stood at R$1,300.7 million, 2% up on the R$1,279.9 million in December 2009.

The Company signed an agreement with the São Paulo Stock Exchange (Bovespa) to join the Special Corporate Governance Practices Level 2. This listing segment was created to differentiate a select group of companies that undertake to adopt special corporate governance practices. The Company’s annual and quarterly financial statements comply with the additional requirements made by Bovespa. Pursuant to the Company’s Bylaws, any disputes or controversies arising from or related to its Bylaws, Level 2 regulations, Brazilian Law of Corporations, rules issued by the National Monetary Council, Central Bank of Brazil, and the Securities and Exchange Commission of Brazil, Bovespa regulations and other rules applicable to the capital markets in general, shall be resolved through arbitration to be conducted in accordance with the Regulations of the Market Arbitration Chamber, constituted by Bovespa (Arbitration Clause).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 27, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.